UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SINOVAC BIOTECH LTD.

(Name of issuer)

Common Shares

(Title of class of securities)

P8696W104

(CUSIP number)

Andrew Y. Yan

c/o SAIF Advisors Limited

Suite 2516-2520, Two Pacific Place

88 Queensway

Hong Kong

+852 2918-2200

With a copy to:

David T. Zhang

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

(Name, address and telephone number of person authorized to receive notices and communications)

June 26, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8696W104	SCHEDULE 13D	Page 2 of 8 Pages

1		Names of Reporting Persons
SAIF Partners IV L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
10,780,820
	8	Shared Voting Power
0
	9	Sole Dispositive Power
10,780,820
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
10,780,820
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11)
18.91% (1)
14	Type of Reporting Person
PN

(1) Based on 57,019,261 shares of Common Shares (including 699,000 shares of restricted stock granted under the Issuer’s 2012 Share Incentive Plan) issued and outstanding as of June 23, 2017.

CUSIP No. P8696W104	SCHEDULE 13D	Page 3 of 8 Pages

1		Names of Reporting Persons
SAIF IV GP, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
10,780,820
	8	Shared Voting Power
0
	9	Sole Dispositive Power
10,780,820
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
10,780,820
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11)
18.91% (1)
14	Type of Reporting Person
PN

(1) Based on 57,019,261 shares of Common Shares (including 699,000 shares of restricted stock granted under the Issuer’s 2012 Share Incentive Plan) issued and outstanding as of June 23, 2017.

CUSIP No. P8696W104	SCHEDULE 13D	Page 4 of 8 Pages

1		Names of Reporting Persons
SAIF IV GP Capital Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
10,780,820
	8	Shared Voting Power
0
	9	Sole Dispositive Power
10,780,820
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
10,780,820
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11)
18.91% (1)
14	Type of Reporting Person
CO

(1) Based on 57,019,261 shares of Common Shares (including 699,000 shares of restricted stock granted under the Issuer’s 2012 Share Incentive Plan) issued and outstanding as of June 23, 2017.

CUSIP No. P8696W104	SCHEDULE 13D	Page 5 of 8 Pages

This Amendment No. 6 to Schedule 13D is being filed on behalf of each of SAIF Partners IV L.P., SAIF IV GP, L.P., and SAIF IV GP Capital Ltd. (collectively, the “SAIF Entities”), to amend the Schedule 13D filed on behalf of the SAIF entities on May 31, 2011, as amended by Amendment No.1 to Schedule 13D filed on August 23, 2011, Amendment No.2 to Schedule 13D filed on September 30, 2011 and Amendment No.3 to Schedule 13D filed on November 29, 2011, Amendment No.4 to Schedule 13D filed on December 30, 2011 and Amendment No.5 to Schedule 13D filed on February 2, 2016 (the “Original Schedule 13D”). The information in each Item below amends the information disclosed under the corresponding Item of the Original Schedule 13D. Except as amended and supplemented in previous amendments and herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

It is anticipated that, at the price per Common Share set forth in the Amalgamation Agreement (as described in Item 4 below), approximately US$284.0 million will be expended as the consideration for the Amalgamation (as described in Item 4 below).

It is anticipated that the funding for the Amalgamation will be provided by equity financing by the New Investors (as defined in Item 4 below) pursuant to the terms of the Equity Commitment Letters (as defined in Item 4 below).

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

On June 26, 2017, the Issuer entered into an amalgamation agreement (the “Amalgamation agreement”) with Sinovac (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) and Sinovac Amalgamation Sub Limited, an international business corporation incorporated under the Laws of Antigua and Barbuda and a wholly-owned subsidiary of Parent (“Amalgamation Sub”).

Pursuant to the Amalgamation Agreement, Amalgamation Sub will be amalgamated with and into the Issuer (the “Amalgamation”) with the Issuer surviving the Amalgamation and becoming a wholly-owned subsidiary of Parent as a result of the Amalgamation. At the effective time of the Amalgamation (the “Effective Time”), by virtue of the Amalgamation and without any action on the part of Parent, Amalgamation Sub, the Issuer or the holders of any securities of the Issuer, each Common Share of the Issuer issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right to receive $7.00 in cash per Common Share without interest, other than (a) Rollover Shares (as defined below), Common Shares held by Parent or any of its affiliates and Common Shares held by the Issuer or any of its subsidiaries (collectively, the “Excluded Shares”) and (b) Common Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Amalgamation, or dissenter rights, in accordance with Section 191 of the International Business Corporation Act, CAP. 222 of the Revised Laws of Antigua and Barbuda (as consolidated and revised) (the “IBCA”) (collectively, the “Dissenting Shares”). The Excluded Shares will be cancelled for no consideration, and the Dissenting Shares will be cancelled and represent only the right to receive the payment of the fair value thereof determined in accordance with the provisions of Section 191(4) of the IBCA or Section 195(2) of the IBCA, as applicable. The Amalgamation is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Concurrently with the execution of the Amalgamation Agreement, each of C-Bridge Healthcare Fund II, L.P. (“C-Bridge”), Advantech Capital L.P. (“Advantech”) and Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. (collectively, “Vivo,” and together with C-Bridge and Advantech, collectively, the “New Investors” and each a “New Investor”) executed a letter agreement in favor of Sinovac Holding (Cayman) Limited (“Holdco”) and Parent (each, an “Equity Commitment Letter” and collectively, the “Equity Commitment Letters”), pursuant to which each of the New Investors has agreed, subject to the terms and conditions set forth therein, to make an equity investment in Holdco immediately prior to the Closing in connection with the Amalgamation;

CUSIP No. P8696W104	SCHEDULE 13D	Page 6 of 8 Pages

Concurrently with the execution of the Amalgamation Agreement, each of Mr. Weidong Yin and SAIF Partners IV L.P. (collectively, the “Rollover Investors,” and together with the New Investors, the “Investors”) executed a support agreement in favor of Parent and Holdco (the “Support Agreement”), pursuant to which, each of the Rollover Investors has agreed to, subject to the terms and conditions set forth therein and among other obligations, (i) the cancellation of the rollover shares identified under the Support Agreement (the “Rollover Shares”) held by such Rollover Investors for no consideration in the Amalgamation, (ii) subscribe for newly issued ordinary shares of Holdco immediately prior to the Closing and (iii) vote in favor of authorization and approval of the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement (the “Transactions”), including the Amalgamation.

Concurrently with the execution of the Amalgamation Agreement, each of SAIF and the New Investors executed a limited guarantee in favor of the Issuer with respect to certain obligations of Parent under the Amalgamation Agreement (each a “Limited Guarantee” and collectively, the “Limited Guarantees”).

Concurrently with the execution of the Amalgamation Agreement, each of the Investors, Holdco, Parent and Amalgamation Sub entered into an interim investors agreement (the “Interim Investors Agreement”), which would govern, among other matters, the actions of Holdco, Parent and Amalgamation Sub and the relationship among the Investors with respect to the Amalgamation Agreement and the Transactions.

References to each of the Amalgamation Agreement, the Equity Commitment Letters, the Support Agreement, the Limited Guarantees and the Interim Investors Agreement in this Schedule 13D are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

If the Amalgamation is completed, the ADSs would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Exchange Act, would terminate. In addition, consummation of the Transactions could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Amalgamation), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) Each of the SAIF Entities may be deemed to have beneficial ownership of an aggregate of 10,780,820 shares of Common Shares, which represents approximately 18.91% of the total Common Shares issued and outstanding as of June 23, 2017.

(b) Each of the SAIF Entities may be deemed to exercise sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 10,780,820 shares of Common Shares.

(c) Except as otherwise described herein, and to the knowledge of the SAIF Entities, the SAIF Entities has not affected any transaction in the Common Shares during the past sixty (60) days.

(d) Except as otherwise described herein, and to the knowledge of the SAIF Entities, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the SAIF Entities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

CUSIP No. P8696W104	SCHEDULE 13D	Page 7 of 8 Pages

The information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the SAIF Entities and any other person with respect to the voting or disposition of the shares of Common Shares beneficially owned by the SAIF Entities.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01:	Joint Filing Agreement by and among SAIF Partners IV L.P., SAIF IV GP L.P. and SAIF IV GP Capital Ltd., dated as of June 27, 2017.

Exhibit 7.02:	Proposal Letter from Weidong Yin and SAIF Partners IV L.P. to the board of directors of the Issuer, dated as of January 30, 2016 (previously filed on February 2, 2016)

Exhibit 7.03:	Amalgamation Agreement (incorporated by reference to Exhibit 99.2 from the Issuer’s Form 6-K filed with the SEC on June 26, 2017)

Exhibit 7.04:	Interim Investors Agreement (incorporated by reference to Exhibit 7.03 from Schedule 13D Amendment No. 2 filed by Weidong Yin with the SEC on June 27, 2017)

Exhibit 7.05:	Support Agreement (incorporated by reference to Exhibit 7.04 from Schedule 13D Amendment No. 2 filed by Weidong Yin with the SEC on June 27, 2017)

Exhibit 7.06:	Equity Commitment Letter, dated June 26, 2017 among C-Bridge Healthcare Fund II, L.P., Holdco and Parent (incorporated by reference to Exhibit 7.05 from Schedule 13D Amendment No. 2 filed by Weidong Yin with the SEC on June 27, 2017)

Exhibit 7.07:	Equity Commitment Letter, dated June 26, 2017 among Advantech Capital L.P., Holdco and Parent (incorporated by reference to Exhibit 7.06 from Schedule 13D Amendment No. 2 filed by Weidong Yin with the SEC on June 27, 2017)

Exhibit 7.08:	Equity Commitment Letter, dated June 26, 2017 among Vivo Capital Fund VIII, L.P., Holdco and Parent (incorporated by reference to Exhibit 7.07 from Schedule 13D Amendment No. 2 filed by Weidong Yin with the SEC on June 27, 2017)

Exhibit 7.09:	Equity Commitment Letter, dated June 26, 2017 among Vivo Capital Surplus Fund VIII, L.P., Holdco and Parent (incorporated by reference to Exhibit 7.08 from Schedule 13D Amendment No. 2 filed by Weidong Yin with the SEC on June 27, 2017)

Exhibit 7.10:	Limited Guarantee, dated June 26, 2017 between C-Bridge Healthcare Fund II, L.P. and the Issuer (incorporated by reference to Exhibit 7.09 from Schedule 13D Amendment No. 2 filed by Weidong Yin with the SEC on June 27, 2017)

Exhibit 7.11:	Limited Guarantee, dated June 26, 2017 between Advantech Capital L.P. and the Issuer (incorporated by reference to Exhibit 7.10 from Schedule 13D Amendment No. 2 filed by Weidong Yin with the SEC on June 27, 2017)

Exhibit 7.12:	Limited Guarantee, dated June 26, 2017 between Vivo Capital Fund VIII, L.P. and the Issuer (incorporated by reference to Exhibit 7.11 from Schedule 13D Amendment No. 2 filed by Weidong Yin with the SEC on June 27, 2017)

Exhibit 7.13:	Limited Guarantee, dated June 26, 2017 between Vivo Capital Surplus Fund VIII, L.P. and the Issuer (incorporated by reference to Exhibit 7.12 from Schedule 13D Amendment No. 2 filed by Weidong Yin with the SEC on June 27, 2017)

Exhibit 7.14:	Limited Guarantee, dated June 26, 2017 between SAIF Partners IV L.P. and the Issuer (incorporated by reference to Exhibit 7.13 from Schedule 13D Amendment No. 2 filed by Weidong Yin with the SEC on June 27, 2017)

CUSIP No. P8696W104	SCHEDULE 13D	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2017	SAIF Partners IV L.P.

	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P.

SAIF IV GP L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P.

SAIF IV GP Capital Ltd.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF IV GP Capital Ltd.